

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2023

Darren Hoo
Principal Executive Officer
Megan Holdings Ltd.
B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

> **Re: Megan Holdings Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted November 14, 2023**
> **CIK No. 0001995075**

Dear Darren Hoo:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted November 14, 2023

Presentation of Financial Information, Financial Information in U.S. Dollars, page iii

1. Please reconcile the statements here and on page 13 that your reporting currency is the U.S. Dollar with the statements on pages 34 and F-10 that the financial statements are presented in the Malaysia Ringgit ("MYR"), which is the reporting currency of the Company.

Implications of Our Being a "Controlled Company", page 2

2. We note your disclosure that you will remain a "controlled company" within the meaning of the Nasdaq rules, and therefore you will be eligible for certain exemptions from listing

requirements. Please briefly describe or provide a cross reference to a description of the exemptions upon which you intend to rely.

Prospectus Summary, page 2

3.   We note your disclosure regarding the reorganization and Share Swap Agreement. Please revise your prospectus summary to clarify the purpose of the reorganization and to describe the material provisions of the Share Swap Agreement. Please also file the agreement as an exhibit, or provide your analysis as to why you believe the agreement is not required to be filed. Refer to Item 601 of Regulation S-K.

4.   We note your disclosure regarding your forthcoming "Smart Farming System." Please briefly describe the system in your Prospectus Summary.

Transfers of Cash to and from Our Subsidiary, page 2

5.   We note your disclosure that there are no restrictions on dividends transfers from Malaysia to the Cayman Islands. Please revise your disclosure here to clarify, as you do in your risk factor on page 9, the circumstances under which your subsidiary may be restricted from transferring cash to you.

Risk Factors, page 8

6.   Please provide additional risk factor disclosure regarding your operations in Malaysia. For example, discuss in further detail any risks, including but not limited to geopolitical, economic, environmental, and other risks, that are particular to operating a business in Malaysia.

7.   We note your disclosure on page 49 that the company is subject to concentrations of credit risk primarily from its contracts receivable. Please revise your risk factor disclosure to include a discussion of the relevant risks related to this concentration of credit risk. In addition, it appears from your disclosures on page 49 that you are dependent upon two suppliers. Please revise your risk factors to include disclosure describing the risks related to this concentration of suppliers.

We will need to grow the size . . ., page 9

8.   We note your disclosure that you rely and will continue to rely on certain third parties for certain services. Please briefly describe the relevant services you outsource to third parties.

We may not be able to successfully implement our business strategies and future plans., page 11

9.   We note your disclosure here and throughout the filing that you intend to expand your operations through strengthening your market share in Southeast Asia and considering joint ventures. Please disclose the timing for your relevant expansion plans, including your expansion into international markets, such as Indonesia. In addition, please disclose

whether you have identified any joint ventures and the status of any negotiations related to the same, if applicable.

<u>Management's Discussion And Analysis Of Financial Conditions And Results Of Operations</u>
<u>We are dependent on a small number of key customers for continued sale of our services., page 33</u>

10.   We note your disclosure that in fiscal 2022, your top four customers accounted for approximately 85% of your revenue. Please disclose whether you expect this customer concentration trend to continue in future financial periods. As a related matter, please amend your disclosure to clarify whether you expect to generate recurring revenue from existing customers in future financial periods, or whether your business is dependent upon obtaining new customers and new projects.

<u>Results of Operations, Comparison of Year Ended December 31, 2021 and 2022, page 44</u>

11.   We note a 51.2% increase in revenue from the upgrading of aquaculture and agriculture farms from 2021 to 2022. Please revise your discussion to provide greater insight and analysis regarding the increase in revenue. As part of your revised disclosure, address the number of projects in progress and their various stages of completion for each period. Refer to Item 5.A. of Form 20-F.

<u>General and administrative expenses, page 46</u>

12.   We note your disclosure that the decrease in general and administrative expenses for the year ended December 31, 2021 compared to the year ended December 31, 2022 was mainly due to a significant decrease in tax penalties and professional fees, offset by an increase in investment charges. Here and elsewhere where you list multiple factors underlying changes in line items, please quantify the contribution of each factor to the change in line item. See Item 5.A. of Form 20-F.

<u>Liquidity and Capital Resources, page 47</u>

13.   Please disclose whether your working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. Refer to Item 5.B.1.(a) of Form 20-F.

<u>Operating Activities, page 47</u>

14.   Please address material changes in the underlying drivers in your discussion and analysis of operating cash flows, rather than merely describe items identified on the face of the statement of cash flows. In this regard, please revise to discuss the material fluctuations in accounts receivable, deposits and other receivables, contract assets and liabilities, accrued liabilities and other payables, etc. Refer to Item 5.B. of Form 20-F.

Concentration of Credit Risk, page 49

15.   To provide additional clarity for investors, please revise the tables in this section to include disclosure of the percentage of the company's total revenues, accounts receivable, purchase, and accounts payable represented by each relevant party for each of the relevant financial periods.

Business
Our Services, page 55

16.   We note your disclosure that you "work closely with a network of trusted suppliers and vendors to source high-quality building materials and machinery that meet the specific needs of [y]our customers." Please disclose the sources of these materials, as well as the sources and availability of any raw materials used by sub-contractors to fulfil your projects.

17.   Please tell us whether the graphics depicted throughout this section represent actual images of your systems, services, products, or customers. If not, please tell us why you include these graphics, and clearly disclose that these are not images of your systems, services, products, or customers.

18.   We note the discussion of your various services throughout this section. Please revise your disclosure to briefly describe how you generate revenue from each service, including but not limited to a description of the fees you charge your customers.

Material agreements with customers, page 55

19.   Please revise the descriptions of your material contracts with customers and suppliers to disclose the material terms of each contract, including, but not limited to, fees for your services, fees for services of counterparties, any revenue sharing arrangements, milestones, and other material terms.

Competition, page 58

20.   We note your disclosure regarding the comparison chart between MHL and selected market players, and that "the above figures only provide an indication and is not considered directly comparable due to the following reasons: a. Not all companies have the same financial year end; and b. Not all companies carry out activities that are completely the same to each other." Please tell us why the presentation of this information is appropriate, considering the lack of direct comparability to your company, and including why the relevant competitors were selected for presentation.

Our Growth Strategy, page 59

21.   We note your disclosure here that you intend to develop your own proprietary Smart Farming System and intend to establish a pilot scale project utilizing this system by the

second quarter of 2024. We also note your disclosure in Use of Proceeds that you intend to use 30% of the proceeds from this offering to develop the Smart Farming System. Please revise your Management's Discussion and Analysis section, specifically your Liquidity section, to discuss any capital commitments or impacts on your liquidity in the near future related to your planned development of this system. As a related matter, please revise your risk factors to discuss the risks to your business, if any, related to the development and success of your Smart Farming System.

Seasonality, page 60

22.   We note your disclosure that you have not observed any significant seasonal trends and that "management believes that there is no apparent seasonality factor affecting the industry in which we operate due to the geographical location of the farms and the tropical climate enjoyed in Malaysia which enables year round operations." However, on page 8, you state that prices for shrimp "have been and are likely to continue to be extremely volatile for seasonal, cyclical and other reasons." Please reconcile these statements. Please also add disclosure to Management's Discussion and Analysis of Financial Condition and Results of Operations regarding seasonal trends.

Employees, page 61

23.   We note that as of September 30, 2023, you have four full-time employees, all of whom are based at your headquarters in Malaysia. Please advise whether you have any part-time employees. Please also add disclosure here and in your risk factors to highlight your extensive reliance on sub-contractors to fulfil projects. In this regard, we note that your risk factor on page 8 discloses that you engage sub-contractors "from time to time," but your reliance appears to be more extensive based on the other disclosure throughout your filing.

Industry, page 62

24.   We note that your disclosure in this section is broad, particularly your "Malaysia Economic Review" and "Overview of the Agriculture Industry in Malaysia," which include disclosure that describes sectors, agricultural industries, commodities, and crops that do not appear to relate to your current business. Please tailor your discussion in this section to clearly discuss the industry in which your company operates, including historical and expected economic growth trends relating to your business specifically, and remove overly broad disclosure from this section. If you intend to focus on specific sectors, please qualify your statements about growth rates of the agriculture industry as a whole accordingly. Where you discuss Historical Market Performance and Growth Forecast for the Agriculture Sector in Malaysia as a whole, please clarify the portion of this growth that is related to the subsets in which your company operates or intends to operate. Alternatively, please tell us why it is appropriate to include a discussion of industries that do not relate to your business when discussing your growth opportunities.

Regulations, page 77

25.   Please revise your disclosure on regulation applicable in Malaysia to include a discussion of any applicable environmental regulations. We note your disclosure in the risk factors that shrimp farming can pollute nearby groundwater or coastal estuaries and as such may result in substantial exposure to environmental claims.

26.   Where you discuss the employment regulations to which you are subject, please tailor the discussion to your particular facts and circumstances to disclose, as you do with respect to your licensing requirements, whether you are currently in compliance with these regulations.

Employment Agreements, page 86

27.   Please revise your descriptions of the employment agreements with Messrs. Hoo and Tie Ng to disclose the annual base salaries paid to each.

Indemnification of Directors and Executive Officers and Limitation of Liability, page 101

28.   We note your disclosure describing the indemnification provisions of your articles of association. Please amend your risk factor disclosure to include a risk factor describing the limitations on director and officer liability and indemnification discussed here, and related risks to investors.

Material Income Tax Consideration, page 105

29.   We note that your disclosure includes a discussion of "certain" material income tax considerations throughout this section. Please revise to include all material tax considerations. Refer to Section III.C.1 of Staff Legal Bulletin 19.

Enforceability of Civil Liabilities, page 111

30.   We note that most of your operations are conducted in Malaysia and a majority of your consolidated assets are located outside of the United States. In addition, all of your directors and officers are nationals or residents of countries other than the United States, and all or a substantial portion of their assets are located outside the U.S. Please revise your disclosure to state the residence of each of your executive officers and directors.

Consolidated Financial Statements
Accounts receivable, net, page F-11

31.   Please revise your disclosure to explain why you did not record an allowance for doubtful accounts for accounts receivable as of December 31, 2022 and 2021. Please also address how you assess the collectability of your receivables for each period. In this regard, we see from page F-20 that you have MYR 4 Million in excess of 120 days old at December 31, 2022. In addition, clarify the reason for recording an allowance for doubtful accounts against your contract asset, as presented on page F-21.

Note 12 - Related party balances and transactions, page F-24

32.   Please describe for us the reason why the amount due from VC Marine Sdn Bhd is included in contract assets. In this regard, we note contract assets are recognized when progress towards completion of revenue earning activities on contracts exceeds amounts billed under the contract, but it is not clear why they owe you money and why it is included in contract assets. Please clarify your disclosure, as appropriate.

General

33.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

     Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services